AH 3/14/2002

02019873

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO.
8-48231

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 **AND ENDING** 12/31/01

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

HEARTLAND CAPITAL CORPORATION

Office Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

257 SW MARCONI AVENUE
(No. and Street)

PORTLAND	OREGON	97201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRADFORD R. DOOLEY, CPA — 312-939-0477
(Area-Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

IDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RAPACZ, LINDA CAROL
(Name – if individual, last, first, middle name)

13844 S. MAPLE AVENUE	ORLAND PARK	ILLINOIS	60462-1628
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

P

FOR OFFICIAL USE ONLY

* Claims for extensions from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17x-5(e)(2).

BB 3/26

LINDA C. RAPACZ
CERTIFIED PUBLIC ACCOUNTANT
13844 SOUTH MAPLE AVENUE
ORLAND PARK, ILLINOIS 60462-1628
(708) 403-1999 FAX (708) 403-1428

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

ILLINOIS CPA SOCIETY

INDEPENDENT AUDITOR'S REPORT

Mr. Mark Holliday, President
and The Board of Directors
Heartland Capital Corporation
Portland, Oregon

I have audited the accompanying statement of financial condition of Heartland Capital Corporation as of December 31, 2001. This financial statement is the responsibility of the Company's management. My responsibility is to express an opinion on this financial statement based upon my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Heartland Capital Corporation as of December 31, 2001, in conformity with generally accepted accounting principles.

Linda Rapacz

February 26, 2002

HEARTLAND CAPITAL CORPORATION
(An Illinois Corporation)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

CURRENT ASSETS		
Cash in Bank		$ 41,411
Securities Owned, at Market Value		1,655,910
Due from Broker		7,422
Accounts Receivable		1,646
Total Current Assets		$1,706,389
OTHER ASSETS		
Membership (at cost - Market Value at December 31, 2001 is $66,500)	$211,000	
Total Other Assets		211,000
TOTAL ASSETS		$1,917,389

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Securities Sold, Not Yet Purchased, at Market Value		$ 79,675
Due to Broker		986,593
Accounts Payable		13,763
State Replacement Tax Payable		3,050
Total Current Liabilities		$1,083,081
STOCKHOLDER'S EQUITY		
Capital Stock - Common - Class A, Voting, $.01 Par Value; 1,000 Shares Authorized, 100 Shares Issued and Outstanding		
Class B, Non-Voting, $.01 Par Value;	$ 300	
1,000 Shares Authorized, 100 Shares Issued and Outstanding	300	
Total Common Stock	$ 600	
Additional Paid-In Capital	415,456	
Retained Earnings	418,252	
Total Stockholder's Equity		834,308
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$1,917,389

The accompanying notes to the financial statements are an integral part of this statement.

HEARTLAND CAPITAL CORPORATION
(an Illinois Corporation)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Heartland Capital Corporation (the Company) is an Illinois corporation, which is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Chicago Stock Exchange. The Company operates as a fully disclosed market maker.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions are entered into for the account and risk of the Company, and are therefore recorded on a trade date basis. Marketable securities, held by the Company, are valued at quoted market value.

Income Taxes

The Company's income flows to its partners' tax returns, therefore no federal income tax provision is made by the Company. The Company is liable, however, for the Illinois replacement tax of 1.5% of net prescribed income.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Employees' Retirement Plans

The Company started a Profit Sharing and Money Purchase Plan effective September 2, 1998. Contributions are based upon the employee's earnings. The 2001 Company contributions were calculated as the maximum amount that can be deducted for federal tax purposes; the Company's Profit Sharing contribution was $19,500 and the Pension contribution was $13,000. The Retirement Plans are administered by an outside financial institution.

NOTE 3 - FINANCIAL INSTRUMENTS ACCOUNTING POLICIES

Derivative financial instruments used for trading purposes, including hedges of trading instruments, are carried at quoted market value. Unrealized gains or losses on these derivative contracts are recorded on the same basis as the underlying assets or liabilities, that is, marked to market.

NOTE 4 - FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include futures and options. Derivative transactions are entered into for trading purposes or to hedge other positions or transactions. In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2001, at market values and will incur a loss if the market value of the securities increases subsequent to December 31, 2001.

NOTE 5 - CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, clearing firms and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 6- RECONCILIATION OF AUDITED AND UNAUDITED FINANCIAL STATEMENTS

The audit of the unaudited financial statements revealed no significant discrepancies. Therefore, no adjustments to the financial statements were required.

NOTE 7- NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company is required to maintain "adjusted net capital" equivalent to $100,000 or one eighth of aggregate indebtedness, whichever is greater, as these terms are defined. At December 31, 2001 the Company had net capital and net capital requirements of $354,734 and $100,000 respectively. The ratio of aggregate indebtedness to net capital was 4%. The net capital requirement may restrict the payment of dividends or the withdrawal of equity.

HEARTLAND CAPITAL CORPORATION
(an Illinois Corporation)

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITOR'S REPORT
PURSUANT TO RULE 17a-5 (d)
DECEMBER 31, 2001